UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(a) and Amendments Thereto Filed Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934*

(Amendment No. 2)*

PROTARA THERAPEUTICS, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

04300J107

(CUSIP Number)

James M. Turner, Esq.

Sichenzia Ross Ference LLP

1185 Avenue of the Americas, 37th Floor

New York, NY 10036

Tel: (212) 930-9700

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

September 24, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [  ].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 04300J107	13D	Page 2 of 9 Pages

1	NAME OF REPORTING PERSONS Opaleye Management Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Massachusetts

NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 2,508,472
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 2,508,472

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,508,472
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.86%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	Based upon 10,512,712 shares of common stock issued and outstanding on September 24, 2020 as reported to us by a representative of the Issuer. This calculation does not include the exercise or conversion of outstanding securities of the Issuer.

CUSIP No. 04300J107	13D	Page 3 of 9 Pages

1	NAME OF REPORTING PERSONS Opaleye, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 2,508,472
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 2,508,472

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,508,472
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.86%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	Based upon 10,512,712 shares of common stock issued and outstanding on September 24, 2020 as reported to us by a representative of the Issuer. This calculation does not include the exercise or conversion of outstanding securities of the Issuer.

CUSIP No. 04300J107	13D	Page 4 of 9 Pages

1	NAME OF REPORTING PERSONS James Silverman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 2,508,472
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 2,508,472

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,508,472
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.86%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*	Based upon 10,512,712 shares of common stock issued and outstanding on September 24, 2020 as reported to us by a representative of the Issuer. This calculation does not include the exercise or conversion of outstanding securities of the Issuer.

CUSIP No. 04300J107	13D	Page 5 of 9 Pages

This Amendment No. 2 (“Amendment No. 2”) to Schedule 13D amends the statement on Schedule 13D filed on January 21, 2020 (the “Original Schedule 13D”), as amended on January 27, 2020 (the “Prior Amendment”, and together with the Original Schedule 13D and this Amendment No. 2, the “Schedule 13D”) and is filed by the Reporting Persons with respect to the Common Stock of the Issuer. Except as otherwise specified in this Amendment No. 2, all items in the Original Schedule 13D are unchanged. All capitalized terms used in this Amendment No. 2 and not otherwise defined herein have the meanings ascribed to such terms in the Original Schedule 13D.

On September 22, 2020, the Issuer entered into an underwriting agreement with Cowen and Company, LLC and Guggenheim Securities, LLC, as of the several underwriters listed therein relating to the issuance and sale of 4,600,000 Shares, at an offering price of $16.87 per share before underwriting discounts and commissions (the “September 2020 Offering”). This Amendment No. 2 is being filed as a result of the closing of the September 2020 Offering, which occurred on September 24, 2020.

Item 1. Security and Issuer.

This statement relates to the shares of common stock, par value $0.001 per share (the “Common Stock”), of Protara Therapeutics, Inc., a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at 1 Little West 12th Street, New York, NY 10014.

Item 2. Identity and Background.

(a) This statement is filed by:

(i)	Opaleye, L.P., a Delaware limited partnership (the “Opaleye Fund”);

(ii)

Opaleye Management Inc., a Massachusetts corporation (the “Investment Manager”), which serves as investment manager of the Opaleye Fund, and as a portfolio manager for a separate managed account (the “Managed Account”). The Investment Manager disclaims beneficial ownership of the shares of Common Stock held by the Managed Account; and

(iii)	Mr. James Silverman, who serves as the President of the Investment Manager.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b) The business address of each Reporting Person is One Boston Place, 26th Floor, Boston, Massachusetts 02108.

(c) The principal business of the Opaleye Fund is investing in securities. The principal business of the Investment Manager is serving as the investment manager of the Opaleye Fund and the portfolio manager of the Managed Account. The principal business of Mr. Silverman is serving as the President of the Investment Manager.

(d) No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Silverman is a citizen of the United States of America.

CUSIP No. 04300J107	13D	Page 6 of 9 Pages

Item 3. Source and Amount of Funds or Other Consideration.

The shares of Common Stock purchased by the Opaleye Fund and the Managed Account were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted.

Merger

On September 23, 2019, the Issuer entered into an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”) as amended on November 19, 2019, with the Issuer, REM 1 Acquisition, Inc. (“Merger Sub”) and ArTara Subsidiary, Inc. (“ArTara Sub”). On January 9, 2020 (the “Effective Time”), Merger Sub was merged with and into ArTara Sub, with ArTara Sub surviving as a wholly-owned subsidiary of the Issuer (the “Merger”).

In connection with the Merger, the Opaleye Fund acquired 777,635 shares of Common Stock from the Issuer in exchange for its i) 571,428 shares of ArTara Sub common stock; and ii) 3,505,174 shares of ArTara Sub exchangeable common stock.

Private Placement

The Opaleye Fund purchased 1,426,234 shares of Common Stock directly from the Issuer in a private placement transaction pursuant to a subscription agreement dated September 23, 2019 (the “Private Placement”). The Private Placement closed on January 9, 2020. The aggregate purchase price of the 1,426,234 shares of Common Stock was approximately $10 million.

Open Market Purchases

The Opaleye Fund purchased an aggregate of 4,603 shares of Common Stock of the Issuer in open market purchases, as follow:

Class of Security	Securities Purchased	Price ($)	Date of Purchase
Common Stock	632	10.20	9/27/2019
Common Stock	718	10.15	9/30/2019
Common Stock	925	10.19	10/14/2019
Common Stock	2,105	10.09	10/31/2019
Common Stock	60	10.10	11/01/2019
Common Stock	163	10.02	11/06/2019

The aggregate purchase price of the 4,603 shares of Common Stock was approximately $46,643, including brokerage commissions.

Underwritten Offering

In connection with the September 2020 Closing, the Opaleye Fund purchased 200,000 shares of common stock, and the Managed Account purchased 100,000 shares of common stock, at the offering price of $16.87 per share.

CUSIP No. 04300J107	13D	Page 7 of 9 Pages

Item 5. Interest in Securities of the Issuer.

All share amounts in this Schedule 13D reflect a 1-for-40 reverse stock split of the Issuer’s Common Stock, effective as of January 9, 2020.

(a) The aggregate percentage of shares of Common Stock reported owned by each person named herein is based on 10,512,712 shares of Common Stock outstanding as of September 24, 2020, as disclosed to the Reporting Persons by a representative of the Issuer, representing percentage ownership of approximately 23.86% of the shares of Common Stock outstanding.

As of the close of business on September 24, 2020, (i) the Opaleye Fund beneficially owned 2,408,472 shares of Common Stock, representing percentage ownership of approximately 22.91% of the shares of Common Stock outstanding, and (ii) 100,000 shares of Common Stock were held in the Managed Account, representing percentage ownership of less than 1% of the shares of Common Stock outstanding.

The Investment Manager, as the investment manager of the Opaleye Fund and the portfolio manager of the Managed Account, may be deemed to beneficially own the 2,508,472 shares of Common Stock beneficially owned in the aggregate by the Opaleye Fund and the Managed Account, representing percentage ownership of approximately 23.86% of the shares of Common Stock outstanding.

Mr. Silverman, as the President of the Investment Manager, may be deemed to beneficially own the 2,508,472 shares of Common Stock beneficially owned by the Investment Manager, representing percentage ownership of approximately 23.86% of the shares of Common Stock outstanding.

(b) The Opaleye Fund shares with the Investment Manager voting and dispositive power over the shares of Common Stock each such entity beneficially owns. The Investment Manager and Mr. Silverman share voting and dispositive power over the 2,508,472 shares of Common Stock they may be deemed to beneficially own with the Opaleye Fund and the Managed Account.

(c) The response to Item 3 hereto lists all transactions in securities of the Issuer during the past sixty days by the Reporting Persons. All of such transactions were effected in the open market, except as otherwise noted.

(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock.

(e) Not applicable.

CUSIP No. 04300J107	13D	Page 8 of 9 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On January 21, 2020, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D, with respect to securities of the Issuer, to the extent required by applicable law. A copy of this agreement is attached as an exhibit to the initial Schedule 13D and is incorporated herein by reference.

The Investment Manager is the investment manager of Opaleye Fund, pursuant to an investment management agreement which authorizes the Investment Manager, among other things, to invest the funds of Opaleye Fund in the shares of Common Stock and other securities and to vote, exercise or convert and dispose of such securities. Pursuant to such investment management agreement, the Investment Manager is entitled to receive fees based on assets under management and allocations based on realized and unrealized gains on such assets.

Pursuant to an investment management agreement with the Managed Account, the Investment Manager has authority, among other things, to invest funds of the Managed Account in the shares of Common Stock and other securities and to vote, exercise or convert and dispose of such securities. Pursuant to such investment management agreement, the Investment Manager is entitled to receive fees based on assets under management and allocations based on realized and unrealized gains on such assets.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

CUSIP No. 04300J107	13D	Page 9 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

DATED: September 25, 2020

By:	/s/ James Silverman
James Silverman

Opaleye, L.P.

By:	/s/ James Silverman
Name:	James Silverman
Title:	Managing Member of Opaleye GP LLC, the General Partner of Opaleye, L.P.

Opaleye Management Inc.

By:	/s/ James Silverman
Name:	James Silverman
Title:	President